UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2013

Commission File Number: 001-35235

NAUTILUS MARINE ACQUISITION CORP.

90 Kifissias Avenue
Maroussi 15125
Athens, Greece
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.       Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On February 19, 2013, Nautilus Marine Acquisition Corp. (the “Company”) received a letter from the NASDAQ Stock Market (“Nasdaq”) stating that Nasdaq intended to delist the Company’s shares and warrants from the Nasdaq Capital Market because the Company did not meet the minimum of 300 public holders requirement for continued listing as set forth in Nasdaq Stock Market Listing Rule 5550(a)(3).  The Company initially appealed the determination and was granted a hearing before a Nasdaq Hearings Panel to request Nasdaq’s continued listing of the Company’s securities. The appeal stayed the delisting of the Company’s securities pending the hearing.

On March 27, 2013, the Company withdrew its appeal of the delisting of its securities from the Nasdaq Capital Market as it determined that it would not be able to regain compliance with Nasdaq’s continued listing requirements within the required time frame. Accordingly, Nasdaq has notified the Company that its securities will be suspended from trading on Nasdaq effective at the open of business on Monday, April 1, 2013 and that thereafter Nasdaq will file a Form 25 Notification of Delisting with the Securities and Exchange Commission with respect to the Company’s securities.

The Company’s securities will begin trading on the OTCBB/OTCQB Markets on or about April 1, 2013 under its existing trading symbols.  However, there can be no assurance that the securities will begin trading on the OTCBB/OTCQB Markets on that date or at all or that a liquid market for the securities will develop.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

NAUTILUS MARINE ACQUISITION CORP.

Date: April 1, 2013	By:	/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis
Co-Chief Executive Officer